INVEST IN **PHILOSOPHER FOODS**

Best nut butters on and for the planet - we're scaling regenerative agriculture!


Philosopher

philosopherfoods.com Santa Cruz CA

Food & Beverage | Consumer Goods | Sustainability

LEAD INVESTOR



Bryan Parman Cofounder at Permanent & Joy Woods Farm

I chose to invest in Philosopher for 2 reasons. First, I believe Tim is the right Entrepreneur with the unique combination of heart and mind to scale a regenerative CPG brand like Philosopher Foods. The mission is grounded in outcomes that are critical for both our health and environment And secondly, because I found the brand at my local market and was loyal to it even prior to meeting Tim. I truly enjoy product and had already recommended it to friends. So it's a win-win!

Invested $25,000 this round & $25,000 previously

Highlights

1. Our craft nut butters are stone-ground in small batches for enhanced flavor, texture, and nutrition.
2. Sticky users, but won't stick to your mouth: once people try our cult favorites, they don't go back!
3. 1st & only Regenerative Organic Certified & Glyphosate Residue Free certified nut butters on market.**
4. Best-selling craft nut butters in natural channel nationwide, according to SPINS data from 3/20/22.
5. Top 12 best-selling almond butter in the natural channel nationwide. 1 of 2 brands that is growing!**
6. We grew 36% in 2020, 40% in 2021, and we're on track for a record year in 2022. DTC grew 170% & 33%
7. Healthy gross margins greater than 45% over past 3 years, spread across a healthy mix of channels.
8. DTC Conversion Rate: 8% AOV: $80.92 Returning Customer Rate: 43.87% No digital marketing $ spent!

Our Team



Tim Richards Founder, Owner, & CEO / Chief Philosopher Foodie

I'm proud of creating delicious, nutritious, ethical, and ecological nut butters! I love changing the way food is grown and made to be more healthful and regenerative. If you are what you eat, then it makes sense to invest in eating the best!

Our slogan is Know Thy Foods. We believe that if you are what you eat, then to be the best you, you need the best food. I didn't know that my Standard American Diet was harming me with copious amounts of agricultural chemicals, preservatives, dyes, and sweeteners. I want to help people critically think about their food choices so they thrive.



Sam Shisler National Director of Sales

Partner at M.R. Sales - Private Label Food Brokerage to Kroger National Sales Manager - Alter Eco Foods National Sales Manager - Terrafertil/Essential Living Foods Director of Sales West for Food Story Brands VP of Sales for Green Spoon Sales



Elliot Begoun Strategic Advisor

Founding Member, The Angel Group Founder, Brand Champion - TIG Brands Board Member, The Good Crisp Company Board Member, Grace's Goodness Organics Board Member, Stratia Skincare



Haley Walsh Director of Western Sales



Mandy Cassell Farmer's Market and Events Manager

Helped us launch an epic debut at our first ever Expo West show in 2022, despite having never attended Expo West!



















Chelsea Marie Social Media and Marketing Coordinator

Mother, artist, and foodie with degrees in Environmental Studies and Holistic Health

Clayton Carlisle Director of Central Sales

Felice Di Felice Director of Eastern Sales

Kristine Arrambide Inside Sales Manager

Lale Kaya Sales Coordinator

Jose Banuelos Warehouse and Fulfillment Lead

Pitch

At Philosopher Foods®, our slogan is Know Thy Foods®.

Growing up, our founder Tim didn't know that his Standard American Diet was harming him with toxic agricultural chemicals, preservatives, dyes, additives, and sweeteners.

By 16, he was overweight, acne-ridden, and depressed, with no idea why he was suffering.

In college, he learned how conventional agriculture and processed food are harming the health of people and the planet. He changed his diet to organic whole foods, which caused him to lose weight, clear up his skin, and feel better!

He started Philosopher Foods to help people critically think about their food choices to ensure that they and the planet flourish.

We believe that if you are what you eat, then knowing your food is knowing yourself.

We believe that to be the best you, you need the best food.

Research shows that the best food requires regenerative farming and healthful craft processing.

We create food that is delicious, nutritious, ethical, and ecological.

Food Choices Matter!
Know Thy Foods

ALMONDS
A crop and market in need of diversification, both ecologically and economically.
• They way they are currently grown is not working out great for growers, consumers, or the environment.
• $1.90/lb is the market rate for conventionally grown almonds, which is too low for growers. There is a glut in the market currently, so growers need a way to sell

- more products to more people at better prices.
- Did you know that California almonds are doused with over 40 million pounds of pesticides, herbicides, fungicides, and fumigants every year?
- This is degenerating the health of people, plants, insects, and microorganisms in the soil.



CONVENTIONAL ALMOND ORCHARD, CA



O'CROWLEY FAMILY FARM, MERCED, CA

SOLUTION

Regenerative Ag and
Value-Added Processing.

- By contrast, peer-reviewed research finds that regenerative almond systems may assist in [quote] "combatting planetary scale problems like climate change, biodiversity loss, agricultural pollution, chronic human health problems, and declining rural communities while making farms more profitable and resilient."
- Tim founded Philosopher Foods to scale Regenerative Agriculture as a CPG company.



REGENERATIVE ALMONDS

Profit was 2x higher than conventional orchards.

Regenerative almond systems may assist in combatting planetary scale problems:

1. Climate Change
2. Biodiversity Loss
3. Agricultural Pollution
4. Chronic Human Health Problems
5. Declining Rural Communities

WHILE MAKING FARMS MORE PROFITABLE & RESILIENT!

"

Philosopher Foods was founded to scale Regenerative Agriculture as a CPG company.

TIM RICHARDS
PHILOSOPHER FOODS FOUNDER

MARKET OPPORTUNITY

Nut butters are the original plant-based protein.

- Incredibly, there are no regenerative nut butters widely available on the market, which is a huge missed opportunity.
- Plant based protein enjoys a lot of buzz, but nut butters are the original plant-based protein. Indigenous people have been grinding nuts and seeds into butters for millennia. They represent a traditional and regenerative answer to the synthetic and/or chemical-intensive plant based proteins we currently see flooding the market.
- These stats are from SPINS data 52 weeks ending 3/20/22 - No Whole Foods Market, Amazon, or DTC are included, which are pivotal parts of our go-to-market strategy.
- We're starting with our best-in-category nut butters, then branching out to other healthful food products that scale regenerative agriculture.





$2.5 B
Shelf Stable Nut
& Seed Butters

$201 M
Almond & Coconut
Butters in
Natural Channel

$27 M
All Nut Butters in
Natural Channel

REGENERATIVE COCONUT

+



SPROUTED ALMOND BUTTER















AWARD-WINNING STONE-GROUND SPROUTED ALMOND BUTTERS

We'll be introducing Regenerative Organic Certified almond butters by Q4 2022, which may make us the first CPG company to have an entirely ROC line.

WE STAND OUT AS THE MOST HEALTHFUL & REGENERATIVE NUT BUTTERS ON THE SHELF

	Philosopher	JEM	Artisana Organics	Once Again	Justin's	
Sprouted and Dehydrated	X	X				
USDA Certified Organic	X	X	X	both available		
Stone Ground	X	X				
Uses conventional palm oil					X	
Crunchy Available	X			X		
Regenerative Organic Certified™ Ingredients Used	X					
Fair Trade Ingredients	X	X				
Grams of Added Sugar in Sweetened Flavors	3	9	7	14	8	5
Glyphosate Residue Free Certified	X					
Roasted				X	X	X
Plastic Packaging					X	X

We stand out as the most value-added product in the nut butter category, even when compared with close competitors that are also organic, sprouted, and stone-ground.

KEY RETAILERS

EREWHON
JIMBO'S
WHOLE FOODS MARKET
LASSENS NATURAL FOODS & VITAMINS
Gelson's
LAZY ACRES natural market

KEY E-TAILERS

good eggs
THRIVE MARKET
amazon
patagonia PROVISIONS

RECOGNITION

- As a Philosopher, our founder enjoys that important people think we have the best nut butters of life and the universe.
- We're the favorite and recommended coconut butter of Minimalist Baker, an influencer with 2.1 million followers, and we were a 2022 NEXTY finalist for our chocolate version of this.
- Dubbed "the best almond butter in the entire universe" by Neka, founder of Urban Remedy, who is bringing us into her 11 retail stores. We were a 2021 NEXTY finalist for our plain version of this.

NEXTY
This is by far the best almond butter in the entire universe!
Philosopher
SPROUTED ALMOND BUTTER
CRUNCHY ALCHEMY
FINALIST
NEXTY
@philosopherfoods

We have an experienced team making our dream work with deep sales, finance, and strategic experience in the natural products industry:

TEAMWORK MAKES THE DREAM WORK

TIM RICHARDS
CEO AND CHIEF PHILOSOPHER
Certified Holistic Health Coach
Philosophy major, published thesis
Environmental activist with history of working in conservation non-profits, including The Wilderness Society
Thomas J. Watson Fellowship 2010-11
Eagle Scout

SAM SHISLER
NATIONAL DIRECTOR OF SALES
Partner at M.R. Sales - Private Label Food Brokerage to Kroger
National Sales Manager for Alter Eco Foods
National Sales Manager for Terrafertil/Essential Living Foods
Director of Sales West for Food Story Brands
VP of Sales for Green Spoon Sales

DAVID GUENDELMAN
CFO
Co-founder of World of Good through their eBay acquisition
CFO advisor to Lotus Foods, Kuli Kuli, and Straus.

ELLIOT BEGOUN
STRATEGIC ADVISOR - TARDIGRADE PROGRAM
Founding Member, The Angel Group
Founder, Brand Champion - TIG Brands
Board Member, The Good Crisp Company
Board Member, Grace's Goodness Organics
Board Member, Stratia Skincare

WE'RE RAISING UP TO $1M IN CONVERTIBLE NOTES



3 Milestones for How We Will Use the Funds

1 Take Production Back In-house

2 Achieve Profitability

3 Expand Distribution on Existing Lines

$233K ALREADY FUNDED VIA ANGELS & DR. BRONNER'S
$225K COMMITTED FROM CIENEGA CAPITAL, & RIVERSTYX FOUNDATION



APPENDIX

Philosopher

PROJECTED SALES BY CHANNEL 2021-2024



Philosopher

*Forward-looking projections can't be guaranteed.

REVENUE GROWTH & MARGINS



- Grew **36% YOY** in 2020, & **40% YOY** in 2021
- 2019, 2020, & 2021 Margin > 45%

Philosopher

DIRECT-TO-CONSUMER DATA



- Grew DTC sales 33% YOY in 2021
- Conversion Rate: 8%
- Average Order Value $80.92
- Returning Customer Rate: 43.87%
- No digital marketing dollars spent yet

Philosopher

WE OFFER THE FIRST & ONLY GLYPHOSATE RESIDUE FREE NUT BUTTERS!

Glyphosate, the carcinogenic active ingredient in RoundUp, is the most widely used herbicide on almonds and in the world. In the US alone, one pound per person is sprayed every year.

Every conventional almond butter we tested had unsafe levels of > 10 ppb. All organic almond we butters tested were < 10 ppb.

Water-soluble carcinogenic toxins don't belong in food. That's why we decided to certify all our products Glyphosate Residue Free!







The Glyphosate Residue Free market grew by 170% from $197 Million to $533 Million (SPINS).

Could this be the next Non-GMO certified?

RESIDUE FREE

detoxproject.org

Philosopher

KNOW THY FOODS INITIATIVE

We'll be working with the Bionutrient Food Association, Ecdysis Foundation, Utah State University, and other non-profits, private laboratories, food businesses, farms, and philanthropic funders to quantify nutrient density in almonds.

We'll be researching how farming techniques (conventional, organic, and regenerative) affect nutritional quality, as do processing techniques (raw, roasted, blanched, and sprouted), with a goal of providing a holistic understanding of this.

Our goal is to help people know their food beyond the 12 or so elements on the Nutrition Facts Panel, which are usually calculated from national averages (not particular foods or food products) and only document the elements in food you need to survive, not thrive.

We'll be going beyond this to analyze phytochemicals, omega fatty acids, PDCAAS, etc to expand our understanding of nutrients, as well as anti-nutrients (phytic acid, lectins, oxalic acid, tannins, etc), toxins (heavy metals, acrylamide, and mycotoxins), processing aids (PPO, pasteurization), and agricultural pollutants (glyphosate, chlorpyrifos/PFAS, etc).

There are over 100,000 elements in food published about scientifically, with an estimate that there are 10 million total elements, meaning we only know 1% of the compounds in our food! To know more about the atom and distant galaxies than we do about our food is absurd, and we are dedicated to helping change that.

Know Thy Foods™

Philosopher

** "1st & only Regenerative Organic Certified & Glyphosate Residue Free certified nut butters on market." Regarding Glyphosate Residue Free, search <u>here</u> and see no other nut butters. Regarding Regenerative Organic Certified (ROC), there doesn't exist a brand registry, but a farm registry does. To our knowledge, the only other ROC nut butters on the market are from 2 farms that grow almonds and walnuts respectively, but don't appear to have on-label ROC marketing claims yet.

** "Top 12 best-selling almond butter in the natural channel nationwide. 1 of 2 brands that is growing!" Data retrieved from SPINs, which was true as of 52 weeks ending 3/20/22.